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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Coughlin                         Paul                    J
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   c/o CoMac Partners, L.P. 1, Greenwich Office Park
--------------------------------------------------------------------------------
                                    (Street)

   Greenwich                         CT                    06831
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Southern Mineral Corporation (SMOP.OB)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     September, 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                       9/13/00 (1)       J(1)     V        661,017      A    N/A(8)     661,017        I         (2)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       9/13/00 (1)       J(1)     V        885,043      A    N/A(8)     885,043        I         (2)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       9/13/00 (1)       J(1)     V        105,329      A    N/A(8)     105,329        I         (2)(5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       9/13/00 (1)       J(1)     V          1,844      A    N/A(8)       1,844        I         (2)(6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                       9/13/00 (1)       J(1)     V         69,144      A    N/A(8)      69,144        I         (7)
====================================================================================================================================

 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
6.875%             N/A(8)  9/13/00(1)  J(1)  V       2,868 (1)  N/A   N/A      Common    661,017            0      I         (2)(3)
Convertible                                                                    Stock, par
Subordinated                                                                   value $0.01
Debentures
------------------------------------------------------------------------------------------------------------------------------------
6.875%             N/A (8) 9/13/00(1)  J(1)  V       3,840 (1)   N/A   N/A     Common    885,043             0      I       (2)(4)
Convertible                                                                    Stock, par
Subordinated                                                                   value $0.01
Debentures
------------------------------------------------------------------------------------------------------------------------------------
6.875%             N/A (8) 9/13/00(1)  J(1)  V         457 (1)   N/A   N/A     Common    105,329             0      I      (2)(5)
Convertible                                                                    Stock, par
Subordinated                                                                   value $0.01
Debentures
------------------------------------------------------------------------------------------------------------------------------------
6.875%             N/A (8) 9/13/00(1)  J(1)  V           8 (1)   N/A   N/A      Common     1,844             0      I      (2)(6)
Convertible                                                                     Stock, par
Subordinated                                                                     value $0.01
Debentures
------------------------------------------------------------------------------------------------------------------------------------
6.875%             N/A (8) 9/13/00(1)  J(1)  V         300 (1)   N/A   N/A      Common    69,144              0      I      (7)
Convertible                                                                     Stock, par
Subordinated Debentures                                                          value $0.01
====================================================================================================================================
 Explanation of Responses:

 See Attachment



/s/   Paul J. Coughlin                                          10/10/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          2 of 2

                              Attachment to Form 4

                             Joint Filer Information

Name:         Christopher M. Mackey

Address:      1 Greenwich Office Park
              Greenwich, CT  06831

Designated Filer:          Paul J. Coughlin

Issuer & Ticker Symbol:    Southern Mineral Corporation (SMOP.OB)

Date of Statement:         September, 2000

Signature:

By:           /s/Christopher M. Mackey
              -------------------------

                             Joint Filer Information

Name:         CoMac Advisers, Inc.

Address:      1 Greenwich Office Park
              3rd Floor
              Greenwich, CT  06831

Designated Filer:                  Paul J. Coughlin

Issuer & Ticker Symbol:            Southern Mineral Corporation (SMOP.OB)

Date of Statement:                 September, 2000

Signature:

COMAC ADVISERS, INC.


By:    /s/Paul J. Coughlin
       ---------------------------
       Name: Paul J. Coughlin
       Title: Authorized Signatory

                                    Footnotes

Designated Filer:                   Paul J. Coughlin

Issuer and Ticker Symbol:          Southern Mineral Corporation (SMOP.OB)

Date of Statement:                  September, 2000

                                  Footnotes

1. Transaction Code "J" indicates that the Securities were acquired pursuant to an expemption to Section 16(b) of the Exchange Act of 1934, because, they were acquired in good faith in connection with a debt previously contracted (6.875% Convertible Subordinated Debentures). On August 1, 2000, the Plan of Reorganization (the "Plan") of Southern Mineral Corporation (the "Company") became effective (the "Effective Date"). Pursuant to the Plan, Common Stock was issued to the holders of the Company's 6.875% Convertible Subordinated Debentures on September 13, 2000. In connection therewith, Common Shares ("Shares") of the Company were issued to Carol Ann Coughlin (Mr. Coughlin's spouse) and CoMac Partners, L.P., a Delaware limited partnership, CoMac Endowment Fund, L.P., a Delaware limited partnership, CoMac International N.V., a Netherlands Antilles corporation and CoMac Opportunities Fund, L.P., a Delaware limited partnership (collectively, the "Funds") in respect of the 6.875% Convertible Subordinated Debentures held by Ms. Coughlin and the Funds. See Notes (2)--
     (8). Mr. Coughlin was also appointed to the Company's Board of Directors pursuant to the Plan.

2. Shares held by the Funds. See Notes (3)-- (7). Messrs. Coughlin and Mackey are executive officers, directors and shareholders of CoMac Advisers, Inc., a Delaware corporation ("Advisers Inc."), which is the sole general partner of CoMac Associates, L.P., a Delaware limited partnership ("Advisers LP"). Advisers LP is the sole general partner of CoMac Partners, L.P. Advisers Inc. is the sole general partner of CoMac Opportunities Fund, L.P. and CoMac Endowment Fund, L.P. Messrs. Coughlin and Mackey are members of the supervisor board of directors of CoMac International, N.V. and are executive officers, directors and shareholders of CMS Advisers, Inc., a Delaware corporation, the investment adviser to CoMac International N.V. Pursuant to the Instructions to Form 4, the entire amount of the securities held by the Funds are reported. Mr. Mackey, Mr. Coughlin and Advisers Inc. each disclaim beneficial ownership of such securities, except to the extent of their respective actual pecuniary interest in such securities.

3.   Shares held directly by CoMac Partners, L.P. See Note 2 above.

4.   Shares held directly by CoMac Endowment Fund, L.P. See Note 2 above.

5.   Shares held directly by CoMac International N.V. See Note 2 above.

6.   Shares held directly by CoMac Opportunities Fund, L.P. See Note 2 above.

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                              Footnotes (continued)

Designated Filer:                   Paul J. Coughlin

Issuer and Ticker Symbol:          Southern Mineral Corporation (SMOP.OB)

Date of Statement:                 September, 2000

                              Footnotes (continued)

7. Shares held directly by Mr. Coughlin's spouse. Mr. Mackey, Mr. Coughlin and Advisers Inc. each disclaim beneficial ownership of such securities, except to the extent of their respective actual pecuniary interest in such securities.

8. Common shares acquired in good faith in connection with a debt previously contracted.





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